
SEC MAIL
RECEIVED
PROCESSING
FEB 2 8 2007
WASH. D.C.
213
SECTION

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49994

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TradeWeb LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Harborside Financial Center
(No. and Street)

Jersey City	NJ	07311
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jonathan Pittinsky 201-536-6528
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

X Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James Toffey, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TradeWeb LLC, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Executive Officer

Title

Notary Public

JONATHAN PITTINSKY
~~Notary Public~~
State of New Jersey
My Commission Expires Nov 7, 2007

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TradeWeb LLC

Statement of Financial Condition
December 31, 2006



PROCESSING
RECEIVED
FEB 2 8 2007
WASH, D.C.
213
SECTION

TradeWeb LLC
Index
December 31, 2006



PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Member of TradeWeb LLC:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of TradeWeb LLC (the "Company") at December 31, 2006 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

As discussed in note 1, the Company has extensive transactions and relationships with related parties. Because of these relationships, it is possible that the terms of these transactions are not the same as those transactions that would result from transaction among wholly related parties.

PricewaterhouseCoopers LLP

February 23, 2007

TradeWeb LLC
Statement of Financial Condition
December 31, 2006

Assets	
Cash and cash equivalents	$ 19,041,005
Accounts receivable	10,232,799
Other assets	309,349
Deferred tax asset	266,169
Total assets	$ 29,849,322
Liabilities and Member's Capital	
Accounts payable and accrued expenses	$ 2,883,344
Accrued compensation expense	4,953,094
Payable to affiliates	1,917,900
Total liabilities	9,754,338
Member's capital	20,094,984
Total liabilities and Member's capital	$ 29,849,322

The accompanying notes are an integral part of this statement of financial condition.

1. Organization

TradeWeb LLC (the "Company"), is a wholly owned subsidiary of Thomson TradeWeb LLC (formerly TradeWeb Group LLC) (the "Parent"), the Parent is a wholly owned subsidiary of The Thomson Corporation Delaware Inc. ("Thomson"). The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company provides services that enable institutional investors to view fixed income market data and trade fixed income securities with their dealers on a communication network (the "TradeWeb Network") developed by the Parent.

2. Significant Accounting Policies

The following is a summary of significant accounting policies:

Cash and Cash Equivalents
The Company considers short-term money market instruments with an original maturity of three months or less at the date of purchase to be cash equivalents. At December 31, 2006, cash equivalents include an investment in a money market fund of $17,938,918 with a major financial institution.

Income Tax
As a single member limited liability company, the Company is treated as a division of Thomson for federal and state income tax purposes, and not as a separate taxable entity. Thomson allocates to the Company its share of the consolidated Federal tax expense or benefits based upon the principles of separate company calculations as though the Company was treated as a separate taxpayer. State taxes are allocated to the Company on the basis of actual taxes incurred by the Company. Income taxes are accounted for in accordance with SFAS No.109, "Accounting for Income Taxes". The Company recognizes the current and deferred tax consequences of all transactions that have been recognized in the financial statements using the provisions of the enacted tax laws. Deferred tax assets are recognized for temporary differences that will result in deductible amounts in future years and for tax loss carry-forwards. A valuation allowance is recorded to reduce deferred tax assets to an amount that more likely than not will be realized. Deferred tax liabilities are recognized for temporary differences that will result in taxable income for future years. At December 31, 2006, the Company has not recorded a valuation allowance against deferred tax assets as it has determined that it is more likely than not that the deferred tax assets will be realized.

Revenue Recognition
The Company earns transaction fees from fixed income securities transactions executed on the TradeWeb Network. The Company earns subscription fees from granting access to the TradeWeb Network to institutional investors.

Accounts receivable on the Statement of Financial Condition consist of transaction and subscription fees receivables.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Indemnifications
In the normal course of business, the Company enters into user agreements with its dealers which provide the dealers with indemnification from third parties in the event that the TradeWeb Network infringes upon the intellectual property or other proprietary right of a third party. The Company's exposure under these user agreements is unknown as this would involve estimating future claims against the Company which have not yet occurred. However, based on its experience, the Company expects the risk of a material loss to be remote.

3. Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934. Under the Rule, the Company is required to maintain net capital, as defined, equivalent to the greater of $5,000 or 6 2/3% of aggregate indebtedness, as defined. At December 31, 2006, the Company had net capital of $8,927,889, which exceeded its requirement of $650,289 by $8,277,600. The Company's ratio of aggregate indebtedness to net capital was 1.09 to 1.

The Company claims exemption from Rule 15c3-3 of the Securities Exchange Commission under the exemptive provision of (k)(2)(i).

4. Related Party Transactions

The Parent provides the Company with various services, including the use of the TradeWeb Network, software, furniture, equipment and leasehold improvements, for which it does not charge the Company. The Company incurs certain direct and indirect costs that relate to the activities of the Parent.

Affiliates provide the Company with various services including payroll, marketing, professional fees, communications, data costs and certain other administrative services and charge the Company based on actual usage.

5. Credit Risk

The Company may be exposed to credit risk regarding its receivables, which are primarily receivable from financial institutions, including investment managers and broker/dealers. The Company believes that its credit risk exposure is limited and does not consider it necessary and, therefore, has not established an allowance for doubtful accounts with regard to these receivables.

6. Employees Savings Plan

The Company has a 401(k) savings plan for its employees whereby employees may voluntarily contribute up to 16% of their annual compensation, excluding bonus. The Company matches 50% of the employee's contribution, up to 3%, which vests over a four year period of time.


END